FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report May 14, 2003

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                                                           Yes ☐          No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s Quarterly Report (including financial statements) for the three months ended March 30, 2003 is furnished herewith and is incorporated by reference into the following Registration Statements:
                Registration Statement on Form S-8 #333-6500
                Registration Statement on Form S-8 #333-6502
                Registration Statement on Form S-8 #333-9216
                Registration Statement on Form S-8 #333-98603

As of May 14, 2003, there were 7,688,775 Common Shares outstanding.

Controls and Procedures

                Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days before the filing date of this quarterly report, have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company would be made know to them by others within those entities.

                Changes in Internal Controls.  There were no significant changes in the Company’s internal controls or to the Company’s knowledge, in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date.

EXHIBITS

The following exhibits are filed as part of this Form 6-K:

(1)     Quarterly Report (including financial statements) of NovAtel Inc. for the three months ended March 30, 2003.

(2)     Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

(3)     Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: May 14, 2003	By:	/s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and Chief Financial Officer

EXHIBITS

Exhibit No.	Document
1.	Quarterly Report (including financial statements of NovAtel Inc. ) for the three months ended March 30, 2003.
2.	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.
3.	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.